UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CONSTELLATION OIL SERVICES HOLDING S.A. (Issuer)

Alaskan & Atlantic Coop U.A.

Alaskan & Atlantic Rigs B.V.

Alpha Star Equities Ltd.

Angra Participações B.V.

Constellation Netherlands B.V.

Constellation Overseas Ltd.

Constellation Panama Corp.

Constellation Services Ltd.

Domenica S.A.

Gold Star Equities Ltd.

London T. Man. B.V.

Lone Star Offshore Ltd.

Olinda Star Ltd.

QGOG Constellation US LLC

QGOG Star GmbH

Serviços de Petróleo Constellation Participações S.A.

Serviços de Petróleo Constellation S.A.

Serviços de Petróleo Onshore Constellation Ltda.

Star International Drilling Limited

(Guarantors)

(Names of Applicants)

8-10, Avenue de la Gare L-1610 Luxembourg Grand Duchy of Luxembourg RCS number : B163424 (Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
3.00% / 4.00% Cash / PIK Toggle Senior Secured Notes due 2026	Up to $278,300,000
0.25% PIK Senior Secured Notes due 2050	Up to $1,888,434
0.25% PIK Senior Notes due 2050	Up to $3,111,566

Approximate date of proposed offering:

As promptly as practicable after the Order is issued by the Bankruptcy Court (each as defined herein)

Name and address of agent for service:	With a copy to:
Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168	Rafael Roberti White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

Constellation Oil Services Holding S.A. (“Constellation Oil”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of Constellation Oil.

GENERAL

1.	General Information.

Applicant	Form of Organization	Jurisdiction of Incorporation
Constellation Oil Services Holding S.A.	Public limited liability company (société anonyme)	Luxembourg
Alaskan & Atlantic Coop U.A. (“A&A Coop”)	Cooperative (coöperatie)	Netherlands
Alaskan & Atlantic Rigs B.V. (“A&A Rigs”)	Private limited liability company (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands
Alpha Star Equities Ltd. (“Alpha Star”)	Company limited by shares	British Virgin Islands
Angra Participações B.V. (“Angra”)	Private limited liability company	Netherlands
Constellation Netherlands B.V. (“Constellation Netherlands”)	Private limited liability company	Netherlands
Constellation Overseas Ltd. (“Constellation Overseas”)	Company limited by shares	British Virgin Islands
Constellation Panama Corp. (“Constellation Panama”)	Company limited by shares (sociedad anónima)	Panama
Constellation Services Ltd. (“Constellation Services”)	Company limited by shares	British Virgin Islands
Domenica S.A. (“Domenica”)	Company limited by shares (sociedad anónima)	Paraguay
Gold Star Equities Ltd. (“Gold Star”)	Company limited by shares	British Virgin Islands
London T. Man. B.V. (“London Man”)	Private limited liability company	Netherlands
Lone Star Offshore Ltd. (“Lone Star”)	Company limited by shares	British Virgin Islands
Olinda Star Ltd. (“Olinda Star”)	Company limited by shares	British Virgin Islands
QGOG Constellation US LLC (“QGOG Constellation”)	Limited liability company	Texas, United States
QGOG Star GmbH (“QGOG Star”)	Limited liability company (Gesellschaft mit beschränkter Haftung)	Switzerland
Serviços de Petróleo Constellation Participações S.A. (“SPCP”)	Corporation (sociedade anônima)	Brazil
Serviços de Petróleo Constellation S.A. (“Operator”)	Corporation	Brazil
Serviços de Petróleo Onshore Constellation Ltda. (“SPOC”)	Limited liability company (sociedade limitada)	Brazil
Star International Drilling Limited (“Star International”)	Exempted company	Cayman Islands

With respect to the 2026 First Lien Notes Indenture (as defined below), each of A&A Coop, A&A Rigs, Alpha Star, Angra, Constellation Netherlands, Constellation Overseas, Constellation Panama, Constellation Services, Domenica, Gold Star, London Man, Lone Star, Olinda Star, Operator, QGOG Constellation, QGOG Star, SPCP, SPOC and Star International will act as guarantors (the “Senior Guarantors”). With respect to the 2050 Second Lien Notes Indenture (as defined below), each of Alpha Star, Constellation Overseas, Gold Star, Lone Star, Olinda Star and Star International will act as guarantors (the “Junior Guarantors”). With respect to the Unsecured Notes Indenture (as defined below), Constellation Overseas will act as a guarantor. As used herein, “Guarantors” means the Senior Guarantors, the Junior Guarantors and Constellation Overseas, in their respective capacities as guarantors under the applicable indenture. Constellation Oil and the Guarantors are herein collectively referred to as the “Applicants.”

2.	Securities Act exemption applicable.

On December 6, 2018, Constellation Oil and certain of its subsidiaries (the “RJ Debtors”) jointly filed for judicial reorganization (recuperação judicial) (the “RJ Proceeding”) with the 1st Business Court of Judicial District of the Capital of the State of Rio de Janeiro (the “RJ Court”), based on Brazilian Bankruptcy Law No. 11,101/2005 (the “Brazilian Bankruptcy Law”), which filing had been approved by Constellation Oil’s Board of Directors on December 5, 2018. On June 28, 2019, creditors of the RJ Debtors approved Constellation Oil’s judicial reorganization plan (the “Restructuring Plan”) at the general creditors’ meeting. The Restructuring Plan was confirmed by the RJ Court on July 1, 2019 and substantially implemented as of December 18, 2019.

On April 7, 2021, upon request from the RJ Debtors, the RJ Court entered an order extending the supervision period of the RJ Proceeding, suspending the obligations under the Restructuring Plan and imposing a stay against actions by creditors to enforce such obligations to provide the RJ Debtors time to negotiate and present an amendment to the RJ Plan without disruptions to their business activities. On March 24, 2022, creditors voted at a general meeting of the creditors to approve the amendment of the Restructuring Plan (the “Amended Restructuring Plan”) and on March 28, 2022, the RJ Court approved the Amended Restructuring Plan.

The Amended Restructuring Plan provides for, among other things, the issuance by Constellation Oil of the following securities: (i) the issuance of dollar-denominated, New York law-governed 3.00% / 4.00% Cash / PIK Toggle Senior Secured Notes due 2026 (the “2026 First Lien Notes”), to be issued pursuant to an indenture (the “2026 First Lien Notes Indenture”), (ii) the issuance of dollar-denominated, New York law-governed 0.25% PIK Senior Secured Notes due 2050 (the “2050 Second Lien Notes”), to be issued pursuant to an indenture (the “2050 Second Lien Notes Indenture”) and (iii) the issuance of dollar-denominated, New York law-governed 0.25% PIK Senior Notes due 2050 (the “Unsecured Notes” and, collectively with the 2026 First Lien Notes and the 2050 Second Lien Notes, the “Notes”), to be issued pursuant to an indenture (the “Unsecured Notes Indenture”, and collectively with the 2026 First Lien Notes Indenture, and the 2050 Second Lien Notes Indenture, the “Indentures” and each an “Indenture”). Wilmington Trust, National Association will act as trustee under the each Indenture. This Application has been filed to qualify each Indenture.

The Notes and the guarantees related to the Notes will be issued in part on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and in part in reliance upon an exemption from registration under Section 1145(a) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued under a plan of reorganization by the debtor (or its successor), or an affiliate of the debtor that is participating in the plan with the debtor, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. We have requested the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pursuant to Section 1521(a)(7) of the Bankruptcy Code, to issue an order (the “Order”) exempting the issuance of the Notes and related guarantees from registration pursuant to Section 1145(a) of the Bankruptcy Code. The Notes will then be issued on a date as promptly as possible thereafter (the “Closing Date”), subject to certain conditions, including completion of ongoing subscription processes to comply will applicable law.

AFFILIATIONS

3.	Affiliates.

The following list sets forth the affiliates of the Applicants as of April 30, 2022.

Affiliate	Jurisdiction of Incorporation	Ownership
Alaskan & Atlantic Coop. U.A.	Netherlands
Alaskan & Atlantic Rigs B.V.	Netherlands
Alaskan Star Ltd.	British Virgin Islands
Alpha Star Equities Ltd.	British Virgin Islands
Amaralina Coop. U.A.	Netherlands
Amaralina Star Holdco 1 Ltd	British Virgin Islands
Amaralina Star Holdco 2 Ltd	British Virgin Islands
Amaralina Star Ltd.	British Virgin Islands
Angra Participações B.V.	Netherlands
Arazi S.à r.l.	Luxembourg
Becrux B.V.	Netherlands
Brava Drilling B.V.	Netherlands
Brava Star Holdco 1 Ltd	British Virgin Islands
Brava Star Holdco 2 Ltd	British Virgin Islands
Brava Star Ltd.	British Virgin Islands
Centaurus S.à r.l.	Luxembourg
Constellation Netherlands B.V.	Netherlands
Constellation Overseas Ltd.	British Virgin Islands
Constellation Panama Corp.	Panama
Constellation Services Ltd.	British Virgin Islands
Domenica Argentina S.A.	Argentina
Domenica S.A.	Paraguay
Eiffel Ridge G. C.V.	Netherlands
Gold Star Equities Ltd.	British Virgin Islands
Guara Norte S.à r.l.	Luxembourg
Hopelake Services Ltd.	British Virgin Islands
Laguna Coop. U.A.	Netherlands
Laguna Star Holdco 1 Ltd	British Virgin Islands
Laguna Star Holdco 2 Ltd	British Virgin Islands
Laguna Star Ltd.	British Virgin Islands
Lancaster Projects Corp.	British Virgin Islands
Lancaster Projects Holdco 1 Ltd.	British Virgin Islands
London T. Int. D. C.V.	Netherlands
London T. Man. B.V.	Netherlands
Lone Star Offshore Ltd.	British Virgin Islands
Manisa Serv. de Pet. Ltda.	Brazil
Olinda Star Ltd.	British Virgin Islands
Palase C.V.	Netherlands
Palase Man. B.V.	Netherlands
Podocarpus C.V.	Netherlands
Podocarpus Man. B.V.	Netherlands
Positive Inv. C.V.	Netherlands
Positive Inv. Man. B.V.	Netherlands
QGOG Constellation UK Ltd.	United Kingdom
QGOG Constellation US LLC	Texas, USA
QGOG Star GmbH	Switzerland
Serviços de Petróleo Constellation Participações S.A.	Brazil
Serviços de Petróleo Constellation S.A.	Brazil
Serviços de Petróleo Onshore Constellation Ltda.	Brazil
Snover International Inc.	British Virgin Islands
Star International Drilling Limited	Cayman Islands
Tarsus Serv. De Petróleo Ltda.	Brazil

All entities listed above are either directly or indirectly 100% owned by Constellation Oil unless otherwise noted. See Item 5. “Principal owners of voting securities” for a description of the shareholders of Constellation Oil.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

The following tables set forth the name and office of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each of the officers and directors listed below is c/o Constellation Oil Services Holding S.A., 8-10, Avenue de la Gare, L-1610 Luxembourg.

Constellation Oil

Name	Position
Ronnie Vaz Moreira	Chairman of the Board/Director
Loic Stourm	Director
Marcos Grodetzky	Director
Mauricio Belem de Figueiredo	Director
Sébastien François	Director
Rodrigo Ribeiro	Chief Executive Officer
Camilo McAllister	Chief Financial Officer
Silvia Bastos Nunes	Chief Administrative Officer
José Augusto Moreira	Chief Commercial Officer
Luis Senna	Chief Legal Officer
Paulo Cury	Chief Operating Officer

SPCP; Operator; SPOC

Name	Position
José Augusto Fernandes	Director
Valdir Bufon	Director

None of the Applicants above organized in Brazil have any executive officers as of the date hereof.

Alpha Star; Constellation Overseas Ltd.; Constellation Services Ltd.; Gold Star Equities Ltd.; Lone Star Offshore Ltd.; Olinda Star Ltd.; Star International Drilling Limited

Name	Position
Michael Pearson	Director

None of the Applicants above organized in the British Virgin Island or the Cayman Islands have any executive officers as of the date hereof.

A&A Coop; A&A Rigs; Angra; Constellation Netherlands; London Man

Name	Position
Emanuele Marques de Haan	Director

None of the Applicants above organized in the Netherlands have any executive officers as of the date hereof.

Constellation Panama

Name	Position
Michael Pearson	Director
Fabíola Goulart	Director

Constellation Panama does not have any executive officers as of the date hereof.

Domenica

Name	Position
Juan Raggio	Director

Domenica does not have any executive officers as of the date hereof.

QGOG Constellation

Name	Position
Seung Han Ryoo	Director

QGOG Constellation does not have any executive officers as of the date hereof.

QGOG Star

Name	Position
Ferdinand Maeder	Director

QGOG Star does not have any executive officers as of the date hereof.

5.	Principal owners of voting securities.

Name	Title of Class Owned	Amount Owned	Title of Class Owned	Amount Owned	Total Number of Shares	Percentage of Voting Securities Owned(3)
Lux Oil & Gas International S.à r.l.(1)	Class A Shares	2,142,073,142	Class B Shares	—	2,142,073,142	74.14%
Constellation Holdings S.à r.l.(2)	Class A Shares	374,319,208	Class B Shares	19,701,010	394,020,218	12.96%
CIPEF VI QGOG S.à r.l.(2)	Class A Shares	274,092,077	Class B Shares	14,425,898	288,517,975	9.49%
Constellation Coinvestment Fund II, L.P.(2)	Class A Shares	43,108,484	Class B Shares	2,268,867	45,377,351	1.49%
Constellation Coinvestment S.à r.l.(2)	Class A Shares	14,791,617	Class B Shares	778,506	15,570,123	0.51%
CGPE V, L.P.(2)	Class A Shares	12,854,121	Class B Shares	676,532	13,530,653	0.44%
CGPE VI, L.P.(2)	Class A Shares	5,422,624	Class B Shares	285,401	5,708,025	0.19%

(1)	The mailing address of Lux Oil & Gas International S.à r.l is 8-10, Avenue de la Gare, L-1610 Luxembourg. See Item 3 hereof, “Affiliates,” for more information about the ownership of the voting securities of the Applicants (other than Constellation Oil). The shares of Lux Oil & Gas are beneficially owned by Sun Star FIP Multiestratégia (the “Sun Star FIP”), a Fundo de Investimento em Participações, which is administered by REAG Administradora de Recursos Ltda. (IDEAL Trust).
(2)	The mailing address of Constellation Holdings S.à r.l., CIPEF VI QGOG S.à r.l., Constellation Coinvestment S.à r.l., Constellation Coinvestment Fund II, L.P., CGPE V, L.P.and CGPE VI, L.P. is 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg.
(3)	The Class A Shares have voting rights and are entitled to one vote per share at any general meeting of shareholders. The Class B Shares are non-voting shares and are only recognized for purposes of voting in accordance with the requirements of Luxembourg law.

UNDERWRITERS

6.	Underwriters.

(a)	Persons acting as underwriters within the last three years:

None.

(b)	The Applicants have not, and will not, engage any underwriter in connection with the Restructuring Plan or the Notes to be issued under the Indentures.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of April 30, 2022.

	Amount Authorized		Amount Outstanding
Capital Stock:(1)
Constellation Oil – Shares(2)	US$	1,000,000,000	US$	63,200,788
A&A Coop – Shares		--		--
A&A Rigs – Shares		Unlimited	EUR	18,000
Alpha Star – Shares		Unlimited	US$	50,000
Angra – Shares		Unlimited	EUR	18,000
Constellation Netherlands – Shares	EUR	90,000	EUR	18,000
Constellation Overseas – Shares	US$	55,632,446	US$	50,000
Constellation Panama – Shares	US$	10,000	US$	10,000
Constellation Services – Shares	US$	10,000,000	US$	10,000,000
Domenica – Shares	Gs.	3,000,000	Gs.	3,000,000
Gold Star – Shares	US$	50,000	US$	50,000
London Man – Shares	EUR	90,000	EUR	18,000
Lone Star – Shares	US$	3,420,282	US$	3,420,282
Olinda Star – Shares	US$	18,938,565	US$	18,938,565
Operator – Shares	R$	580,554,410.27	R$	580,554,410.27
QGOG Constellation – Shares	US$	561,996	US$	561,996
QGOG Star – Shares	CHF	1,150,000,000	CHF	1,150,000,000
SPCP – Shares	R$	581,424,282.57	R$	581,424,282.57
SPOC – Shares	R$	138,649,329.00	R$	138,649,329.00
Star International – Shares	US$	100,000,000	US$	44,762,537

(1)	Unless otherwise stated, the holders of the shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote.
(2)	See Item 5 hereof, “Principal owners of voting securities” for a description of the voting rights of each class of shares of Constellation Oil.

	Initial Amount		Amount Outstanding(1)
Indebtedness:	(in millions)
Constellation Oil:
10.00% PIK / Cash Senior Secured Notes due 2024(2)	US$	609.7	US$	668.9
10.00% PIK / Cash Senior Secured Third Lien Notes due 2024(3)	US$	34.7	US$	38.1
10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024(4)	US$	57.3	US$	62.5
6.25% PIK Senior Notes due 2030(5)	US$	98.9	US$	104.5

(1)	Includes accrued and unpaid interest through November 9, 2020.
(2)	Guaranteed by Alpha Star, Amaralina Star Holdco 1 Ltd. (“Amaralina Star Holdco 1”), Brava Star Holdco 1 Ltd. (“Brava Star Holdco 1”), Constellation Overseas, Gold Star, Hopelake Services Ltd. (“Hopelake Services”), Laguna Star Holdco 1 Ltd. (“Laguna Star Holdco 1”), Lone Star, Snover International Inc. (“Snover”) and Star International.
(3)	Guaranteed by Alpha Star, Amaralina Star Holdco 1, Brava Star Holdco 1, Constellation Overseas, Gold Star, Hopelake Services, Laguna Star Holdco 1, Lone Star, Snover and Star International.
(4)	Guaranteed by Alpha Star, Constellation Overseas, Gold Star, Hopelake Services, Lone Star, Snover and Star International.
(5)	Guaranteed by Constellation Overseas.

INDENTURE SECURITIES

8. Analysis of Indenture provisions.

2026 First Lien Notes Indenture

The 2026 First Lien Notes will be issued under the 2026 First Lien Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, the Senior Guarantors and Wilmington Trust, National Association. The following is a general description of certain provisions of the 2026 First Lien Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the 2026 First Lien Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the 2026 First Lien Notes Indenture, a form of which is included as Exhibit T3C-1 hereto and incorporated by reference herein. Constellation Oil and the Senior Guarantors have not yet entered into the 2026 First Lien Notes Indenture as of the date of this filing, and the terms of the 2026 First Lien Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the 2026 First Lien Notes Indenture, and references to (i) the “Company” are to Constellation Oil, (ii) the “Trustee” are to Wilmington Trust, National Association, (iii) the “Notes” are to the 2026 First Lien Notes, (iv) the “Indenture” are to the 2026 First Lien Notes Indenture and (v) the “Subsidiary Guarantors” are to the Senior Guarantors, each as defined in this Form T-3. Section and article references refer to sections and articles in the 2026 First Lien Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Notes and the Indenture occurs if:

(1)	the Company defaults in the payment when due (whether at maturity, upon acceleration or redemption or otherwise) of the principal of or premium, if any, on any Notes, including the failure to make a required payment pursuant to Section 3.10 or to purchase Notes tendered pursuant to an optional redemption or an Asset Sale/Event of Loss Offer;

(2)	the Company defaults for thirty (30) days or more in the payment when due of interest (including, for the avoidance of doubt, the PIK Interest required under the Indenture) or Additional Amounts on any Notes;

(3)	the Company fails to perform or comply with any of the provisions described under Section 4.16 or 5.01 of the Indenture;

(4)	Company or any Restricted Subsidiary fails to comply with any other covenant or agreement contained in the Indenture, the Intercreditor Agreements, the Notes or the Security Documents not expressly included as an Event of Default in the Indenture and the continuance of such default for sixty (60) days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes (with a copy to the Trustee if such notice is from the Holders); provided, however, that so long as Olinda Star is in provisional liquidation in the British Virgin Islands, such failure to cause Olinda Star to comply with an agreement or covenant hereunder shall not be an Event of Default if (x) such failure is the result of Olinda Star being in provisional liquidation in the British Virgin Islands and (y) such failure is in direct contravention of an instruction by the Company to Olinda Star;

(5)	(A) a default by the Company, Constellation Overseas or any Significant Subsidiary which shall not have been cured or waived under any Indebtedness or guarantee of the Company, Constellation Overseas or such Significant Subsidiary (other than Olinda Star prior to the Olinda Star Guarantee Date); or

(B) failure by the Company, Constellation Overseas or any Significant Subsidiary to observe or perform any other agreement or condition relating to any Indebtedness or guarantee contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its Stated Maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded;

(6)	the Company, Constellation Overseas or any Significant Subsidiary fails to pay one or more final, non-appealable judgments against any of them, aggregating U.S.$5.0 million (or the equivalent in other currencies) or more, which judgment(s) are not paid, discharged or stayed for a period of sixty (60) days or more (and otherwise not covered by an insurance policy or policies issued by reputable and credit-worthy insurance companies);

(7)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of a Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(8)	the Company, its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries

(A)	apply for, consent to or be otherwise subject to the appointment of, or the taking of possession by, a receiver, administrative receiver, custodian, trustee or liquidator of itself or of all or substantially all of its property,

(B)	make a general assignment for the benefit of its creditors,

(C)	commence a voluntary case under or file a petition to take advantage of any Bankruptcy Law (as now or hereafter in effect) including, without limitation, the bankruptcy (falência), judicial restructuring (recuperação judicial) or non-judicial restructuring (recuperação extrajudicial) proceedings under Brazilian Bankruptcy Law,

(D)	fail to controvert in an appropriate manner within sixty (60) days after the date of service of, or acquiesce in writing to or file an answer admitting the material allegations of, any petition filed against it in an involuntary case under any Bankruptcy Law,

(E)	take any corporate action for the purpose of effecting any of the foregoing, or

(F)	take any action under any other applicable law which would result in a similar or equivalent outcome as set forth in subclauses (A) through (E) hereof;

provided, however, that this clause (8) shall not apply to (i) Olinda Star prior to the Olinda Star Guarantee Date or (ii) any action not prohibited by Section 5.01 of the Indenture;

(9)	a proceeding or case shall be commenced, without the application or consent of any of the Company, its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries in any court of competent jurisdiction, seeking

(A)	its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

(B)	the appointment of a trustee, receiver, administrative receiver, custodian, liquidator or the like of such Person or of all or any substantial part of its property; or

(C)	similar relief in respect of any of the Company, its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries (other than an Agreed Non-Operating Entity) under any Bankruptcy Law;

and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against any of the Company, its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries (other than an Agreed Non-Operating Entity) shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days in an involuntary case under any Bankruptcy Law; or any proceeding or action shall be commenced under any other applicable law which would result in a similar or equivalent outcome as set forth in subclauses (A) through (C) hereof; provided, however, that this clause (9) shall not apply to (i) Olinda Star prior to the Olinda Star Guarantee Date or (ii) any action not prohibited by Section 5.01 of the Indenture;

(10)	the Company fails to comply with the minimum liquidity covenant set forth in Section 4.21 of the Indenture, and the continuance of such default for forty-five (45) days or more;

(11)	any default by the Company or any Restricted Subsidiary in the payment of principal or interest payable pursuant to the New ALB L/C Credit Agreement, including as a result of a Liquidity Event, and/or in the performance or observance of any covenant or condition under the New ALB L/C Credit Agreement;

(12)	termination of the Evergreen L/C while the New ALB L/C Credit Agreement is still in force;

(13)	except as expressly permitted by the Indenture, the Intercreditor Agreements and the Security Documents, any of the Intercreditor Agreements or any of the Security Documents shall for any reason cease to be in full force and effect and such default continues for thirty (30) days or the Company shall so assert, or any security interest created, or purported to be created, by any of the Intercreditor Agreements or any of the Security Documents shall cease to be enforceable and such default continues for thirty (30) days; and

(14)	any of the Secured Parties shall cease to have or fail to be granted duly perfected Liens on any Collateral pursuant to the terms of the applicable Security Document, in each case, of the priority set forth in the Security Documents, including without limitation, as a result of the invalidation of any provision of any such Security Document or otherwise and such default continues for thirty (30) days; provided that no such Event of Default shall occur solely as a result of a change in priority resulting from the creation of a Permitted Liens of the type set forth in clauses (a), (b) and (h) of the definition of “Permitted Liens” to the extent required by applicable law.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

With respect to any Indebtedness of the Company or its Restricted Subsidiaries entered into after the Issue Date, there shall be no additional provisions relating to default and events of default applicable to such Indebtedness, and such provisions shall be no more restrictive, than the provisions relating to Default and Events of Default as set forth in the Indenture, unless the Indenture is concurrently amended or supplemented to provide for such additional or more restrictive provisions relating to Default and Events of Default in accordance with the terms of Article 9 of the Indenture.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Notes for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

(2)	A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Notes for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Notes to be authenticated, the date on which the Notes are to be authenticated, the number of separate Notes certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the 2026 First Lien Notes because the 2026 First Lien Notes will be issued in connection with the Restructuring Plan.

(c) Release of Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render such Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by such Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of such Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Notes.

The Note Guarantee of a Subsidiary Guarantor will terminate and be released upon, and such Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of such Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	the repayment, repurchase, defeasance or discharge of the Indebtedness (including Guarantees) by such Subsidiary Guarantor of the Indebtedness which resulted in the requirement of such Note Guarantee under Section 10.05 of the Indenture;

(iii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture;

(iv)	the Designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

(v)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing;

provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

To the extent that a Subsidiary Guarantor guaranteed the Notes solely pursuant to Section 10.05(a)(B) of the Indenture and the proviso of the definition of “Excluded Subsidiary” stating that a guarantor of the New Priority Lien Notes shall not be an Excluded Subsidiary, and such Subsidiary Guarantor would not otherwise be required to Guarantee the Notes pursuant to Section 10.05 of the Indenture, then the Guarantee of such Subsidiary Guarantor shall be terminated and released upon the repayment in full of the New Priority Lien Notes.

(d) Release of Security.

The Collateral Trustee’s Liens upon the Collateral will no longer secure Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged upon the occurrence of any of the following:

(i)	pursuant to the Intercreditor Agreements in connection with the exercise of remedies by the Shared Collateral Instructing Creditors in respect of the Shared Collateral during the continuation of an event of default under the relevant Debt Documents of the Shared Collateral Instructing Creditors at such time;

(ii)	the satisfaction and discharge of the Indenture as set forth in Article 14 of the Indenture;

(iii)	in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions of Article 9 of the Indenture;

(iv)	an Asset Sale/Event of Loss Offer with respect to the Collateral permitted under Section 4.10 of the Indenture;

(v)	in the event that the owner thereof is properly designated as an Unrestricted Subsidiary in accordance with the Section 4.17 of the Indenture; or

(vi)	a conversion of the Notes pursuant to Section 4.16 of the Indenture.

(e) Satisfaction and Discharge of Liability on the Notes.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Notes issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Restricted Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Restricted Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Notes by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(f) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within 135 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within five (5) Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

2050 Second Lien Notes Indenture

The 2050 Second Lien Notes will be issued under the 2050 Second Lien Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, the Junior Guarantors and Wilmington Trust, National Association. The following is a general description of certain provisions of the 2050 Second Lien Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the 2050 Second Lien Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the 2050 Second Lien Notes Indenture, a form of which is included as Exhibit T3C-2 hereto and incorporated by reference herein. Constellation Oil and the Junior Guarantors have not yet entered into the 2050 Second Lien Notes Indenture as of the date of this filing, and the terms of the 2050 Second Lien Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the 2050 Second Lien Notes Indenture, and references to (i) the “Company” are to Constellation Oil, (ii) the “Trustee” are to Wilmington Trust, National Association, (iii) the “Notes” are to the 2050 Second Lien Notes, (iv) the “Indenture” are to the 2050 Second Lien Notes Indenture and (v) the “Subsidiary Guarantors” are to the Junior Guarantors, each as defined in this Form T-3. Section and article references refer to sections and articles in the 2050 Second Lien Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Notes and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Notes, including the failure to purchase Notes tendered pursuant to an optional redemption;

(2)	the Company defaults for thirty (30) days or more in the payment when due of interest (including, for the avoidance of doubt, the PIK Interest required under the Indenture) or Additional Amounts on any Notes;

(3)	the failure to perform or comply with any of the provisions described under Section 4.04 or 5.01 of the Indenture;

(4)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantees of any Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(5)	the Company (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) generally is not paying its debts as they become due;

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a custodian of the Company; or (C) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for sixty (60) consecutive days; and

(7)	except as expressly permitted by the Indenture, the Intercreditor Agreements and the Security Documents; any of the Intercreditor Agreements or Security Documents shall for any reason cease to be in full force and effect and such default continues for thirty (30) days or the Company shall so assert, or any security interest created, or purported to be created, by any of the Intercreditor Agreements or Security Documents shall cease to be enforceable and such default continues for thirty (30) days.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Notes for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

(2)	A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Notes for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Notes to be authenticated, the date on which the Notes are to be authenticated, the number of separate Notes certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the 2050 Second Lien Notes because the 2050 Second Lien Notes will be issued in connection with the Restructuring Plan.

(c) Release of Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render such Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by such Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of such Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Notes.

The Note Guarantee of a Subsidiary Guarantor will terminate and be released upon, and such Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of such Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture; or

(iii)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing;

provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

(d) Release of Security.

The Collateral Trustee’s Liens upon the Collateral will no longer secure Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged upon the occurrence of any of the following:

(i)	pursuant to the Intercreditor Agreements in connection with the exercise of remedies by the Shared Collateral Instructing Creditors in respect of the Shared Collateral during the continuation of an event of default under the relevant Debt Documents of the Shared Collateral Instructing Creditors at such time;

(ii)	the satisfaction and discharge of the Indenture as set forth in Article 14 of the Indenture;

(iii)	in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions of Article 9of the Indenture; or

(iv)	a conversion of the Notes pursuant to Section 4.04 of the Indenture.

(e) Satisfaction and Discharge of Liability on the Notes.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Notes issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Notes by it; and

(iii)

the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(f) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within one hundred and thirty five (135) days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within five (5) Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

(g) Voting on Behalf of Holders of Notes

In connection with any Insolvency or Liquidation Proceeding, including, but not limited to, with respect to the commencement of any Insolvency or Liquidation Proceeding, the cessation of any Insolvency or Liquidation Proceeding, and any action to be voted upon during the course of any Insolvency or Liquidation Proceeding, (i) prior to the Discharge of Priority Lien Notes Obligations, (A) the Priority Lien Noteholders or the Priority Lien Notes Trustee, as applicable, shall be entitled to vote on behalf of the 2L Noteholders or the 2L Trustee, as applicable, (B) the 2L Noteholders or the 2L Trustee, as applicable, shall not be entitled to vote and (C) any decision, action, waiver or amendment that is decided by a vote of the Priority Lien Noteholders or the Priority Lien Notes Trustee, as applicable, shall be deemed to be such a decision, action, waiver or amendment by the 2L Noteholders or the 2L Trustee, as applicable, and (ii) after the Discharge of Priority Lien Notes Obligations but prior to the Discharge of First Lien Notes Obligations and Restructured Bradesco Obligations, (A) the Notes/Bradesco Majority or the Representatives thereof, as applicable, shall be entitled to vote on behalf of the 2L Noteholders or the 2L Trustee, as applicable, (B) the 2L Noteholders or the 2L Trustee, as applicable, shall not be entitled to vote and (C) any decision, action, waiver or amendment that is decided by a vote of the Notes/Bradesco Majority or the Representatives thereof, as applicable, shall be deemed to be such a decision, action, waiver or amendment by the 2L Noteholders or the 2L Trustee, as applicable.

Unsecured Notes Indenture

The Unsecured Notes will be issued under the Unsecured Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, Constellation Overseas, as a guarantor, and Wilmington Trust, National Association. The following is a general description of certain provisions of the Unsecured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Unsecured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Unsecured Notes Indenture, a form of which is included as Exhibit T3C-1 hereto and incorporated by reference herein. Constellation Oil and Constellation Overseas have not yet entered into the Unsecured Notes Indenture as of the date of this filing, and the terms of the Unsecured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Unsecured Notes Indenture, and references to (i) the “Company” are to Constellation Oil, (ii) the “Trustee” are to Wilmington Trust, National Association, (iii) the “Notes” are to the Unsecured Notes, (iv) the “Indenture” are to the Unsecured Notes Indenture and (v) the “Subsidiary Guarantor” are to the Constellation Overseas, each as defined in this Form T-3. Section and article references refer to sections and articles in the Unsecured Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Notes and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Notes, including the failure to purchase Notes tendered pursuant to an optional redemption;

(2)	the Company defaults for thirty (30) days or more in the payment when due of interest (including, for the avoidance of doubt, the PIK Interest required under the Indenture) or Additional Amounts on any Notes;

(3)	the failure to perform or comply with any of the provisions described under Section 4.04 or 5.01 of the Indenture;

(4)	except as permitted by the Indenture, the Note Guarantee of the Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Subsidiary Guarantor, or any Person acting on behalf of the Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of the Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(5)	the Company (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) generally is not paying its debts as they become due; and

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company in an involuntary case; (B) appoints a custodian of the Company; or (C) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for sixty (60) consecutive days.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Notes for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

(2)	A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Notes for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Notes to be authenticated, the date on which the Notes are to be authenticated, the number of separate Notes certificates to be authenticated, the registered Holder of each such Notes and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the Unsecured Notes because the Unsecured Notes will be issued in connection with the Restructuring Plan.

(c) Release of Subsidiary Guarantor.

The obligations of the Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render the Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by the Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of the Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Notes.

The Note Guarantee of the Subsidiary Guarantor will terminate and be released upon, and the Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of the Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of the Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture; or

(iii)	the liquidation or dissolution of the Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing;

provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

(d) Satisfaction and Discharge of Liability on the Notes.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Notes issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Notes by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within one hundred and thirty five (135) days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within five (5) Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

(f) Voting on Behalf of Holders of Notes

In connection with any Insolvency or Liquidation Proceeding, including, but not limited to, with respect to the commencement of any Insolvency or Liquidation Proceeding, the cessation of any Insolvency or Liquidation Proceeding, and any action to be voted upon during the course of any Insolvency or Liquidation Proceeding, (i) prior to the Discharge of Priority Lien Notes Obligations, (A) the Priority Lien Noteholders or the Priority Lien Notes Trustee, as applicable, shall be entitled to vote on behalf of the Unsecured Noteholders or the Unsecured Trustee, as applicable, (B) the Unsecured Noteholders or the Unsecured Trustee, as applicable, shall not be entitled to vote, and (C) any decision, action, waiver or amendment that is decided by a vote of the Priority Lien Noteholders or the Priority Lien Notes Trustee, as applicable, shall be deemed to be such a decision, action, waiver or amendment by the Unsecured Noteholders or the Unsecured Trustee, as applicable, and (ii) after the Discharge of Priority Lien Notes Obligations but prior to the Discharge of First Lien Notes Obligations and Restructured Bradesco Obligations, (A) the Notes/Bradesco Majority or the Representatives thereof, as applicable, shall be entitled to vote on behalf of the Unsecured Noteholders or the Unsecured Trustee, as applicable, (B) the Unsecured Noteholders or the Unsecured Trustee, as applicable, shall not be entitled to vote, and (C) any decision, action, waiver or amendment that is decided by a vote of the Notes/Bradesco Majority or the Representatives thereof, as applicable, shall be deemed to be such a decision, action, waiver or amendment by the Unsecured Noteholders or the Unsecured Trustee, as applicable.

9. Other obligors.

Constellation Oil’s obligations with respect to (i) the 2026 First Lien Notes will initially be guaranteed by each of the Senior Guarantors, (ii) the 2050 Second Lien Notes will initially be guaranteed by each of the Junior Guarantors and (iii) the Unsecured Notes will initially be guaranteed by Constellation Overseas. The mailing address for each of the Guarantors is c/o Constellation Oil Services Holding S.A., 8-10, Avenue de la Gare, L-1610 Luxembourg.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 20, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association, as trustee, under each of the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A-1*	Certificate of Incorporation of Constellation Oil Services Holding S.A.

Exhibit T3A-2*	Certificate of Incorporation (Change of Name) of Alpha Star Equities Ltd.

Exhibit T3A-3*	Certificate of Incorporation (Change of Name) of Constellation Overseas Ltd.

Exhibit T3A-4*	Certificate of Incorporation (Change of Name) of Gold Star Equities Ltd.

Exhibit T3A-5*	Certificate of Incorporation (Change of Name) of Lone Star Offshore Ltd.

Exhibit T3A-6*	Certificate of Incorporation of Star International Drilling Limited.

Exhibit T3A-7*	Certificate of Incorporation of Constellation Panama Corp.

Exhibit T3A-8*	Certificate of Incorporation of Constellation Services Ltd.

Exhibit T3A-9*	Certificate of Incorporation of Olinda Star Ltd.

Exhibit T3A-10*	Certificate of Formation of QGOG Constellation US LLC

Exhibit T3A-11*	Certificate of Incorporation of QGOG Star GmbH

Exhibit T3B-1*	Articles of Association of Constellation Oil Services Holding S.A.

Exhibit T3B-2*	Memorandum and Articles of Association of Alpha Star Equities Ltd.

Exhibit T3B-3*	Memorandum and Articles of Association of Constellation Overseas Ltd.

Exhibit T3B-4*	Memorandum and Articles of Association of Gold Star Equities Ltd.

Exhibit T3B-5*	Memorandum and Articles of Association of Lone Star Offshore Ltd.

Exhibit T3B-6*	Memorandum and Articles of Association of Star International Drilling Limited.

Exhibit T3B-7*	Deed of Incorporation and Articles of Association of Alaskan & Atlantic Coop U.A.

Exhibit T3B-8*	Deed of Incorporation and Articles of Association of Alaskan & Atlantic Rigs B.V.

Exhibit T3B-9*	Deed of Incorporation and Articles of Association of Angra Participações B.V.

Exhibit T3B-10*	Deed of Incorporation and Articles of Association of Constellation Netherlands B.V.

Exhibit T3B-11*	Bylaws of Constellation Panama Corp.

Exhibit T3B-12*	Articles of Association of Constellation Services Ltd.

Exhibit T3B-13*	Bylaws of Association of Domenica S.A.

Exhibit T3B-14*	Deed of Incorporation and Articles of Association of London T. Man. B.V.

Exhibit T3B-15*	Memorandum and Articles of Association of Olinda Star Ltd.

Exhibit T3B-16*	Limited Liability Company Agreement of QGOG Constellation US LLC

Exhibit T3B-17*	Articles of Association of QGOG Star GmbH

Exhibit T3B-18*	Bylaws of Serviços de Petróleo Constellation Participações S.A.

Exhibit T3B-19*	Bylaws of Association of Serviços de Petróleo Constellation S.A.

Exhibit T3B-20*	Bylaws of Association of Serviços de Petróleo Onshore Constellation Ltda.

Exhibit T3C-1*	Form of 2026 First Lien Notes Indenture.

Exhibit T3C-2*	Form of 2050 Second Lien Notes Indenture.

Exhibit T3C-3*	Form of Unsecured Notes Indenture.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	English translation of the Restructuring Plan.

Exhibit T3E-2*	English translation of the Amended Restructuring Plan.

Exhibit T3F*	A cross reference sheet showing the location in each Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act.

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Grand Duchy of Luxembourg on May 6, 2022.

CONSTELLATION OIL SERVICES HOLDING S.A.

Attest:	/s/ Flora Gouvea	By:	/s/ Sebastien Francois
Name:	Flora Gouvea		Name:	Sebastien Francois
			Title:	Director

Attest:	/s/ Flora Gouvea	By:	/s/ Luis Senna
Name:	Flora Gouvea		Name:	Luis Senna
			Title:	General Counsel

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Brazil on May 6, 2022.

Serviços de Petróleo Constellation Participações S.A.

Attest:	/s/ Flora Gouvea	By:	/s/ Valdir Bufon
Name:	Flora Gouvea		Name:	Valdir Bufon
			Title:	Director

Attest:	/s/ Flora Gouvea	By:	/s/ José Augusto Fernandes
Name:	Flora Gouvea		Name:	José Augusto Fernandes
			Title:	Director

Serviços de Petróleo Constellation S.A.

Attest:	/s/ Flora Gouvea	By:	/s/ Valdir Bufon
Name:	Flora Gouvea		Name:	Valdir Bufon
			Title:	Director

Attest:	/s/ Flora Gouvea	By:	/s/ José Augusto Fernandes
Name:	Flora Gouvea		Name:	José Augusto Fernandes
			Title:	Director

Serviços de Petróleo Onshore Constellation LTDA.

Attest:	/s/ Flora Gouvea	By:	/s/ Valdir Bufon
Name:	Flora Gouvea		Name:	Valdir Bufon
			Title:	Director

Attest:	/s/ Flora Gouvea	By:	/s/ José Augusto Fernandes
Name:	Flora Gouvea		Name:	José Augusto Fernandes
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the British Virgin Islands on May 6, 2022.

Alpha Star Equities Ltd.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Constellation Overseas Ltd.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Constellation Services Ltd.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Gold Star Equities Ltd.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

LONE STAR OFFSHORE LTD.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Olinda Star Ltd.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Cayman Islands on May 6, 2022.

Star International Drilling Limited

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Netherlands on May 6, 2022.

Alaskan & Atlantic Coop U.A.

Attest:	/s/ Flora Gouvea	By:	/s/ Emanuele Marques de Haan
Name:	Flora Gouvea		Name:	Emanuele Marques de Haan
			Title:	Director

Alaskan & Atlantic Rigs B.V.

Attest:	/s/ Flora Gouvea	By:	/s/ Emanuele Marques de Haan
Name:	Flora Gouvea		Name:	Emanuele Marques de Haan
			Title:	Director

Angra Participações B.V.

Attest:	/s/ Flora Gouvea	By:	/s/ Emanuele Marques de Haan
Name:	Flora Gouvea		Name:	Emanuele Marques de Haan
			Title:	Director

Constellation Netherlands B.V.

Attest:	/s/ Flora Gouvea	By:	/s/ Emanuele Marques de Haan
Name:	Flora Gouvea		Name:	Emanuele Marques de Haan
			Title:	Director

London T. Man. B.V.

Attest:	/s/ Flora Gouvea	By:	/s/ Emanuele Marques de Haan
Name:	Flora Gouvea		Name:	Emanuele Marques de Haan
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Panama on May 6, 2022.

Constellation Panama Corp.

Attest:	/s/ Flora Gouvea	By:	/s/ Michael Pearson
Name:	Flora Gouvea		Name:	Michael Pearson
			Title:	Director

Attest:	/s/ Flora Gouvea	By:	/s/ Fabíola Goulart
Name:	Flora Gouvea		Name:	Fabíola Goulart
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Paraguay on May 6, 2022.

Domenica S.A.
Attest:	/s/ Flora Gouvea	By:	/s/ Juan Raggio
Name:	Flora Gouvea		Name:	Juan Raggio
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Switzerland on May 6, 2022.

QGOG Star GmbH

Attest:	/s/ Flora Gouvea	By:	/s/ Ferdinand Maeder
Name:	Flora Gouvea		Name:	Ferdinand Maeder
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Texas, United States on May 6, 2022.

QGOG Constellation US LLC

Attest:	/s/ Flora Gouvea	By:	/s/ Seung Han Ryoo
Name:	Flora Gouvea		Name:	Seung Han Ryoo
			Title:	Director